Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year 2021

BEIJING, CHINA, March 24, 2022 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading mobile social and entertainment platform in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2021.

Fourth Quarter of 2021 Highlights

•	Net revenues decreased by 3.2% year over year to RMB3,674.2 million (US$576.6 million*) in the fourth quarter of 2021.

•

Net loss attributable to Hello Group Inc. was RMB4,242.7 million (US$665.8 million) in the fourth quarter of 2021, compared to a net income of RMB651.5 million in the same period of 2020. Due to the fact that the Group’s fair market value as indicated by its market capitalization was significantly below its net book value of equity, the Group determined that a triggering event had occurred for impairment. The Group conducted a detailed impairment analysis and recorded RMB4,397.0 million (US$690.0 million) as impairment loss, which represented the total value of all the goodwill and intangible assets with the exception of its operational licenses and permits on the consolidated statement of operations for the year ended December 31, 2021.

•

Non-GAAP net income attributable to Hello Group Inc. (note 1) decreased to RMB280.9 million (US$44.1 million) in the fourth quarter of 2021, from RMB836.4 million in the same period of 2020. Non-GAAP net income attributable to Hello Group Inc. included an accrual of withholding income tax of RMB207.4 million (US$32.5 million) on undistributed earnings generated in 2021 by our wholly-foreign owned enterprise (“WFOE”), due to our plan to remit WFOE’s earnings to its offshore parent company in the foreseeable future to fund its demand on US dollar in business operations, payments of dividends, potential investments, etc.. Without this item, non-GAAP net income attributable to Hello Group Inc. would have been RMB488.3 million (US$76.6 million) in the fourth quarter of 2021.

•	Diluted net loss per American Depositary Share (“ADS”) was RMB21.50 (US$3.37) in the fourth quarter of 2021, compared to a diluted net income per ADS of RMB2.98 in the same period of 2020.

•	Non-GAAP diluted net income per ADS (note 1) was RMB1.38 (US$0.22) in the fourth quarter of 2021, compared to RMB3.80 in the same period of 2020.

•	Monthly Active Users (“MAU”) on Momo application were 114.1 million in December 2021, compared to 113.8 million in December 2020. MAU on Tantan application were 27.0 million in December 2021.

•

Total paying users of live video service and value-added service, without double counting the overlap and including 2.5 million paying users of Tantan Limited (“Tantan”), were 11.4 million for the fourth quarter of 2021, compared to 12.8 million for the fourth quarter of 2020, which included 3.8 million paying users of Tantan.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.3726 to US$1.00, the effective noon buying rate for December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Full Year 2021 Highlights

•	Net revenues decreased 3.0% year over year to RMB14,575.7 million (US$2,287.2 million) for the full year of 2021.

•	Net loss attributable to Hello Group Inc. was RMB2,913.7 million (US$457.2 million) for the full year of 2021, compared to a net income of RMB2,103.5 million during the same period of 2020.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB2,037.1 million (US$319.7 million) for the full year of 2021, compared with RMB2,896.2 million during the same period of 2020.

•	Diluted net loss per ADS was RMB14.40 (US$2.26) for the full year of 2021, compared to a diluted net income per ADS of RMB9.65 during the same period of 2020.

•	Non-GAAP diluted net income per ADS (note 1) was RMB9.56 (US$1.50) for the full year of 2021, compared with RMB13.16 during the same period of 2020.

“2021 was a busy year for us. Despite a variety of external challenges, our team was able to methodically execute our strategic priorities and delivered solid results. I am confident that we’ll continue to navigate through the challenges ahead and capitalize on the growth opportunities down the road.” commented Li Wang, CEO of Hello Group.

Fourth Quarter of 2021 Financial Results

Net revenues

Total net revenues were RMB3,674.2 million (US$576.6 million) in the fourth quarter of 2021, a decrease of 3.2% from RMB3,795.2 million in the fourth quarter of 2020.

Live video service revenues were RMB2,148.8 million (US$337.2 million) in the fourth quarter of 2021, a decrease of 7.7% from RMB2,327.9 million during the same period of 2020. The decrease was primarily attributable to the decrease in Tantan’s live streaming revenues due to the shift of our strategic focus. The live steaming revenues on Momo application increased 1% year over year in the fourth quarter of 2021.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,475.7 million (US$231.6 million) in the fourth quarter of 2021, an increase of 5.3% from RMB1,401.3 million during the same period of 2020. The year-over-year increase was primarily attributable to the continued growth of the virtual gift business on the Momo application driven by the introduction of innovative features and operational events in the audio and video social entertainment experiences, and the rapid growth in the revenues generated by new standalone apps. The increase was partially offset by the decrease in the value-added service revenues of Tantan, due to our strategy to lower the monetization level to improve user experience and retention.

Mobile marketing revenues were RMB25.4 million (US$4.0 million) in the fourth quarter of 2021, a decrease of 51.8% from RMB52.7 million during the same period of 2020. The decrease in mobile marketing revenues was due to our product adjustment to address new regulation requirement.

Mobile games revenues were RMB19.3 million (US$3.0 million) in the fourth quarter of 2021, an increase of 163.1% from RMB7.3 million in the fourth quarter of 2020.

Net revenues from the Momo segment increased from RMB3,051.3 million in the fourth quarter of 2020 to RMB3,235.6 million (US$507.7 million) in the fourth quarter of 2021, primarily due to the increase in net revenues from value-added service. Net revenues from the Tantan segment decreased from RMB740.5 million in the fourth quarter of 2020 to RMB437.2 million (US$68.6 million) in the fourth quarter of 2021, due to our strategy to lower the monetization level in order to improve user experience and retention.

Cost and expenses

Cost and expenses were RMB7,729.4 million (US$1,212.9 million) in the fourth quarter of 2021, an increase of 134.9% from RMB3,290.0 million in the fourth quarter of 2020. The increase was primarily attributable to: (a) an increase in impairment loss on goodwill and intangible assets amounting to RMB4,397.0 million (US$690.0 million); and (b) an increase in revenue sharing with broadcasters related to Momo’s core live video service, and virtual gift recipients for our virtual gift service. These increases were partially offset by a decrease in revenue sharing with broadcasters related to Tantan’s live video service, and a decrease in personnel related costs including share-based compensation expenses resulting from the decreased number of employees and the decreased fair value of the share options granted during the period.

Non-GAAP cost and expenses (note 1) were RMB3,205.8 million (US$503.1 million) in the fourth quarter of 2021, an increase of 3.6% from RMB3,095.9 million during the same period of 2020.

Other operating income

Other operating income was RMB38.6 million (US$6.1 million) in the fourth quarter of 2021, a decrease from RMB88.4 million during the fourth quarter of 2020. The other operating income mainly consisted of government incentives.

Income (loss) from operations

Loss from operations was RMB4,016.6 million (US$630.3 million) in the fourth quarter of 2021, compared to an income from operations of RMB593.6 million during the same period of 2020. Income from operations of the Momo segment was RMB549.3 million (US$86.2 million) in the fourth quarter of 2021, which decreased from RMB650.9 million in the fourth quarter of 2020. Loss from operations of the Tantan segment was RMB162.5 million (US$25.5 million) in the fourth quarter of 2021, compared to loss from operations of RMB53.1 million in the fourth quarter of 2020.

Non-GAAP income from operations (note 1) was RMB507.0 million (US$79.6 million) in the fourth quarter of 2021, compared to RMB787.7 million during the same period of 2020. Non-GAAP income from operations of the Momo segment was RMB658.4 million (US$103.3 million) in the fourth quarter of 2021, which decreased from RMB791.8 million in the fourth quarter of 2020. Non-GAAP loss from operations of the Tantan segment was RMB145.0 million (US$22.8 million) in the fourth quarter of 2021, compared to non-GAAP loss from operations of RMB2.3 million in the fourth quarter of 2020.

Income tax expenses

Income tax expenses were RMB296.5 million (US$46.5 million) in the fourth quarter of 2021, compared to RMB5.5 million in the fourth quarter of 2020. The increase was primarily due to the following reasons: (a) in the fourth quarter of 2021, we accrued withholding income tax of RMB207.4 million (US$32.5 million) on undistributed earnings generated in 2021 by our WFOE, because we plan to remit WFOE’s earnings to its offshore parent company in the foreseeable future to fund its demand on US dollar in business operations, payments of dividends, potential investments, etc.; (b) in the fourth quarter of 2020, we reversed the over-accrued income tax expenses of RMB113.4 million, due to the preferential tax rate adjustment from 12.5% to 10.0% for WFOE, resulting from the fact that the application of the Key Software Enterprise for the fiscal year of 2019 was approved in 2020.

Net income (loss)

Net loss was RMB4,244.0 million (US$666.0 million) in the fourth quarter of 2021, compared to a net income of RMB651.1 million during the same period of 2020. Net income from the Momo segment was RMB306.7 million (US$48.1 million) in the fourth quarter of 2021, which decreased from RMB705.8 million in the fourth quarter of 2020. Net loss from the Tantan segment was RMB147.3 million (US$23.1 million) in the fourth quarter of 2021, compared to net loss of RMB50.5 million in the fourth quarter of 2020.

Non-GAAP net income (note 1) was RMB279.6 million (US$43.9 million) in the fourth quarter of 2021, compared to RMB836.1 million during the same period of 2020. Non-GAAP net income from the Momo segment was RMB415.8 million (US$65.3 million) in the fourth quarter of 2021, which decreased from RMB846.7 million in the fourth quarter of 2020. Non-GAAP net loss of the Tantan segment was RMB129.9 million (US$20.4 million) in the fourth quarter of 2021, compared to non-GAAP net loss of RMB8.8 million in the fourth quarter of 2020.

Net income (loss) attributable to Hello Group Inc.

Net loss attributable to Hello Group Inc. was RMB4,242.7 million (US$665.8 million) in the fourth quarter of 2021, compared to a net income of RMB651.5 million during the same period of 2020.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB280.9 million (US$44.1 million) in the fourth quarter of 2021, compared to RMB836.4 million during the same period of 2020.

Net income (loss) per ADS

Diluted net loss per ADS was RMB21.50 (US$3.37) in the fourth quarter of 2021, compared to a diluted net income per ADS of RMB2.98 in the fourth quarter of 2020.

Non-GAAP diluted net income per ADS (note 1) was RMB1.38 (US$0.22) in the fourth quarter of 2021, compared to RMB3.80 in the fourth quarter of 2020.

Cash and cash flow

As of December 31, 2021, the Company’s cash, cash equivalents, short-term deposits, long-term deposits and long-term restricted cash totaled RMB15,707.0 million (US$2,464.8 million), compared to RMB16,482.3 million as of December 31, 2020. Net cash provided by operating activities in the fourth quarter of 2021 was RMB665.5 million (US$104.4 million), compared to RMB1,039.1 million in the fourth quarter of 2020.

Full Year 2021 Financial Results

Net revenues for the full year of 2021 were RMB14,575.7 million (US$2,287.2 million), a decrease of 3.0% from RMB15,024.2 million in the same period of 2020.

Net loss attributable to Hello Group Inc. was RMB2,913.7 million (US$457.2 million) for the full year of 2021, compared to a net income of RMB2,103.5 million during the same period of 2020.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB2,037.1 million (US$319.7 million) for the full year of 2021, compared to RMB2,896.2 million during the same period of 2020.

Diluted net loss per ADS was RMB14.40 (US$2.26) during the full year of 2021, compared to a diluted net income per ADS of RMB9.65 in the same period of 2020.

Non-GAAP diluted net income per ADS (note 1) was RMB9.56 (US$1.50) during the full year of 2021, compared to RMB13.16 in the same period of 2020.

Net cash provided by operating activities was RMB1,559.2 million (US$244.7 million) during the full year of 2021, compared to RMB3,080.9 million in the same period of 2020.

Recent Development

Declaration of a special cash dividend

Hello Group’s board of directors has declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The cash dividend will be paid on April 29, 2022 to shareholders of record at the close of business on April 13, 2022. The ex-dividend date will be April 12, 2022. The aggregate amount of cash dividends to be paid is approximately US$127 million, which will be funded by surplus cash on the Company’s balance sheet.

CFO Transition

The Company today announced that Jonathon Zhang, Chief Financial Officer, will retire effective June 30, 2022. Cathy Hui Peng, Senior Vice President of corporate finance, will assume the role of chief financial officer following Mr. Zhang’s retirement and Mr. Zhang will remain with the Company as a senior advisor.

“My tenure with Hello Group was such a gratifying journey. I consider the past 8 years with the Company as the most exciting part of my long career life. It has been an absolute privilege to work with the team and have built a great business.” said Jonathon Zhang. “I’m also pleased to pass the baton to Cathy. A long time deputy of mine, she is the right person to lead the team to continue their success.”

“Jonathon has made tremendous contribution to the Company over the past 8 years. He has been playing an indispensable role in transforming the company and guiding the team to enable our success. On behalf of the company, I want to thank Jonathon for his leadership and dedication and wish him much happiness in his next chapter.” said Li Wang, Chief Executive Officer of the Company. “At the same time, we are delighted that Cathy will transition into the CFO role. Her deep capital market experience, demonstrated financial acumen and leadership skills will serve her well in her new role.”

Prior to this expanded role, Ms. Peng serves as the Company’s Senior Vice President of corporate finance. In this role she is responsible for the company’s financial planning and analysis, strategic investment and acquisitions, as well as corporate strategy and investor communications. Ms. Peng joined the Company in 2015 as vice president of investor relations. Since then, she has played a key role in driving the company’s success in various capital market transactions. From 2007 to 2015, Ms. Peng worked for SINA Corporation as director of investor relations and a corporate treasurer. Prior to that, she worked for several public and private companies in TMT space where she served various roles in accounting, financial planning and analysis, M&As and corporate communications. Ms. Peng started her career in auditing at Ernst &Young from 2001. Ms. Peng received her bachelor degree in Economics from Peking University in 2001.

Business Outlook

For the first quarter of 2022, the Company expects total net revenues to be between RMB3.1 billion to RMB3.2 billion, representing a decrease of 10.7% to 7.8% year-over-year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income (loss) attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Thursday, March 24, 2022, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on March 24, 2022).

All participants must preregister online prior to the call to receive the dial-in details. Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

PRE-REGISTER LINK http://apac.directeventreg.com/registration/event/1244109

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, April 1, 2022. The dial-in details for the replay are as follows:

International: +61-2- 9003- 4211

U.S. Toll Free: +1-855- 4525-696

Passcode: 1244109

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at http://ir.immomo.com.

About Hello Group Inc.

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. It is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the first quarter of 2022, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter of 2021 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter of 2022 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 pandemic on the Company’s business operations and the economy in China, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months Ended December 31			Year Ended December 31
	2020 RMB	2021 RMB	2021 US$	2020 RMB	2021 RMB	2021 US$
Net revenues:
Live video service	2,327,875	2,148,785	337,191	9,637,579	8,378,945	1,314,839
Value-added service	1,401,269	1,475,733	231,575	5,112,182	5,971,792	937,104
Mobile marketing	52,663	25,369	3,981	198,197	159,010	24,952
Mobile games	7,334	19,294	3,028	39,564	47,712	7,487
Other services	6,060	5,048	792	36,666	18,260	2,866

Total net revenues	3,795,201	3,674,229	576,567	15,024,188	14,575,719	2,287,248
Cost and expenses:
Cost of revenues	(2,042,781)	(2,191,520)	(343,897)	(7,976,781)	(8,383,431)	(1,315,543)
Research and development	(327,295)	(316,024)	(49,591)	(1,167,677)	(1,131,781)	(177,601)
Sales and marketing	(697,722)	(659,604)	(103,506)	(2,813,922)	(2,604,309)	(408,673)
General and administrative	(222,191)	(165,257)	(25,932)	(763,150)	(624,700)	(98,029)
Impairment loss on goodwill and intangible assets	—	(4,397,012)	(689,987)	—	(4,397,012)	(689,987)

Total cost and expenses	(3,289,989)	(7,729,417)	(1,212,913)	(12,721,530)	(17,141,233)	(2,689,833)
Other operating income	88,385	38,558	6,051	228,777	175,947	27,610

Income (loss) from operations	593,597	(4,016,630)	(630,295)	2,531,435	(2,389,567)	(374,975)
Interest income	100,880	99,573	15,625	444,471	384,279	60,302
Interest expense	(19,047)	(18,444)	(2,894)	(78,872)	(73,776)	(11,577)
Other gain or loss, net	7,500	2,000	314	1,500	(16,000)	(2,511)

Income (loss) before income tax and share of income on equity method investments	682,930	(3,933,501)	(617,250)	2,898,534	(2,095,064)	(328,761)
Income tax expenses	(5,481)	(296,491)	(46,526)	(755,620)	(822,556)	(129,077)

Income (loss) before share of income on equity method investments	677,449	(4,229,992)	(663,776)	2,142,914	(2,917,620)	(457,838)
Share of loss on equity method investments	(26,319)	(14,045)	(2,204)	(42,522)	(8,084)	(1,269)

Net income (loss)	651,130	(4,244,037)	(665,980)	2,100,392	(2,925,704)	(459,107)

Less: net loss attributable to non-controlling interest	(320)	(1,319)	(207)	(3,092)	(11,996)	(1,882)

Net income (loss) attributable to the shareholders of Hello Group Inc.	651,450	(4,242,718)	(665,773)	2,103,484	(2,913,708)	(457,225)

Net income (loss) per share attributable to ordinary shareholders
Basic	1.57	(10.75)	(1.69)	5.05	(7.20)	(1.13)
Diluted	1.49	(10.75)	(1.69)	4.83	(7.20)	(1.13)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	414,839,350	394,694,993	394,694,993	416,914,898	404,701,910	404,701,910
Diluted	449,683,596	394,694,993	394,694,993	452,081,642	404,701,910	404,701,910

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			Year
	Ended December 31			Ended December 31
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss)	651,130	(4,244,037)	(665,980)	2,100,392	(2,925,704)	(459,107)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(69,010)	(7,331)	(1,150)	(141,677)	(39,161)	(6,145)

Comprehensive income (loss)	582,120	(4,251,368)	(667,130)	1,958,715	(2,964,865)	(465,252)
Less: comprehensive loss attributed to the non-controlling interest	(9,059)	(3,280)	(515)	(26,004)	(16,603)	(2,605)

Comprehensive income (loss) attributable to Hello Group Inc.	591,179	(4,248,088)	(666,615)	1,984,719	(2,948,262)	(462,647)

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	December 31	December 31
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	3,363,942	5,570,563	874,143
Short-term deposits	7,566,250	2,860,000	448,796
Restricted cash	2,130	—	—
Accounts receivable, net of allowance for doubtful accounts of RMB15,390 and RMB15,127 as of December 31, 2020 and 2021, respectively	200,831	205,225	32,204
Prepaid expenses and other current assets	613,696	775,072	121,626

Total current assets	11,746,849	9,410,860	1,476,769
Long-term deposits	5,550,000	7,200,000	1,129,837
Long-term restricted cash	—	76,471	12,000
Right-of-use assets, net	278,175	257,934	40,475
Property and equipment, net	265,765	180,664	28,350
Intangible assets, net	687,211	27,320	4,287
Rental deposits	21,794	19,204	3,014
Long-term investments	454,996	820,006	128,677
Other non-current assets	94,868	83,930	13,170
Deferred tax assets	32,495	34,849	5,469
Goodwill	4,088,403	—	—

Total assets	23,220,556	18,111,238	2,842,048

Liabilities and equity
Current liabilities
Accounts payable	699,394	726,207	113,957
Deferred revenue	511,617	539,967	84,733
Accrued expenses and other current liabilities	854,835	911,050	142,964
Amount due to related parties	19,462	5,016	787
Lease liabilities due within one year	132,793	162,950	25,570
Income tax payable	236,490	125,773	19,737
Deferred consideration in connection with business acquisitions	62,149	44,802	7,030

Total current liabilities	2,516,740	2,515,765	394,778
Deferred tax liabilities	171,803	213,384	33,485
Convertible senior notes	4,658,966	4,565,292	716,394
Share-based compensation liability	875,616	—	—
Lease liabilities	136,436	103,105	16,179
Other non-current liabilities	25,666	128,095	20,101

Total liabilities	8,385,227	7,525,641	1,180,937
Shareholder’s equity (i)	14,835,329	10,585,597	1,661,111

Total liabilities and shareholder’s equity	23,220,556	18,111,238	2,842,048

(i):	As of December 31, 2021, the number of ordinary shares outstanding was 395,200,884.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months Ended December 31			Year Ended December 31
	2020 RMB	2021 RMB	2021 US$	2020 RMB	2021 RMB	2021 US$
Cash flows from operating activities:
Net income (loss)	651,130	(4,244,037)	(665,980)	2,100,392	(2,925,704)	(459,107)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	55,375	34,226	5,371	208,990	155,537	24,407
Amortization of intangible assets	37,741	1,279	201	157,258	109,062	17,114
Share-based compensation	157,584	126,576	19,862	678,686	475,771	74,658
Share of loss on equity method investments	26,319	14,045	2,204	42,522	8,084	1,269
Impairment loss on goodwill and intangible assets	—	4,397,012	689,987	—	4,397,012	689,987
Gain or loss on long-term investments	(7,500)	(2,000)	(314)	(1,500)	16,000	2,511
Gain on subsidiary deconsolidation	—	—	—	(6,676)	—	—
Gain on disposal of subsidiaries	—	—	—	—	(15,526)	(2,436)
Loss or gain on disposal of property and equipment	3	(36)	(6)	(282)	1,236	194
Provision of losses (income) on receivable and other assets	19,663	(505)	(79)	46,075	(263)	(41)
Cash received on investment income distribution	—	—	—	1,153	—	—
Changes in operating assets and liabilities:
Accounts receivable	34,533	13,984	2,194	52,247	(10,374)	(1,628)
Prepaid expenses and other current assets	104,636	52,504	8,239	(59,117)	(151,162)	(23,721)
Amount due from a related party	—	—	—	4,382	—	—
Rental deposits	(4,372)	1,171	184	(4,265)	(343)	(54)
Deferred tax assets	1,535	(338)	(53)	4,569	(2,354)	(369)
Other non-current assets	(166,665)	42,125	6,610	(138,484)	34,075	5,347
Accounts payable	66,948	11,053	1,734	(11,716)	30,475	4,782
Income tax payable	(95,341)	(39,285)	(6,165)	82,514	(110,716)	(17,374)
Deferred revenue	24,740	9,652	1,515	8,910	35,106	5,509
Accrued expenses and other current liabilities	41,048	99,497	15,613	(120,363)	60,668	9,520
Amount due to related parties	(12,406)	(9,751)	(1,530)	(10,144)	(14,447)	(2,267)
Deferred tax liability	(9,435)	207,114	32,501	(39,315)	180,173	28,273
Share-based compensation liability	—	—	—	—	(678,153)	(106,417)
Other non-current liabilities	113,553	(48,777)	(7,654)	85,053	(34,959)	(5,486)

Net cash provided by operating activities	1,039,089	665,509	104,434	3,080,889	1,559,198	244,671
Cash flows from investing activities:
Purchase of property and equipment	(16,095)	(19,201)	(3,013)	(124,143)	(95,323)	(14,958)
Payment for long-term investments	(9,000)	(115,052)	(18,054)	(13,500)	(415,052)	(65,131)
Purchase of short-term deposits	(3,654,500)	(400,000)	(62,769)	(14,949,665)	(4,976,688)	(780,951)
Cash received on maturity of short-term deposits	3,954,500	3,550,000	557,072	19,577,159	9,667,570	1,517,053
Payment for short-term investments	—	—	—	(10,000)	—	—
Cash received from sales of short-term investment	—	—	—	10,000	—	—
Cash received on investment income distribution	—	—	—	—	5,610	880
Cash of disposed subsidiaries	—	—	—	—	(8,750)	(1,373)
Cash received from sales of long term investment	12,000	20,000	3,138	12,000	20,000	3,138
Purchase of long-term deposits	(900,000)	(1,600,000)	(251,075)	(5,250,000)	(1,850,000)	(290,305)
Cash received on maturity of long term deposits	—	200,000	31,384	—	200,000	31,384
Other investing activities	2	569	89	(317)	2,975	467

Net cash (used in) provided by investing activities	(613,093)	1,636,316	256,772	(748,466)	2,550,342	400,204
Cash flows from financing activities:
Deferred payment for business acquisition	—	(50)	(8)	(18,355)	(12,957)	(2,033)
Proceeds from exercise of share options	171	5	1	226	776	122
Repurchase of ordinary shares	(197,799)	—	—	(330,206)	(862,865)	(135,402)
Repurchase of subsidiary’s share options	(932)	(5,070)	(796)	(25,832)	(59,120)	(9,277)
Dividends payment	—	—	—	(1,123,983)	(852,743)	(133,814)

Net cash used in financing activities	(198,560)	(5,115)	(803)	(1,498,150)	(1,786,909)	(280,404)
Effect of exchange rate changes	(37,770)	(12,972)	(2,035)	(80,944)	(41,669)	(6,538)

Net increase in cash and cash equivalents	189,666	2,283,738	358,368	753,329	2,280,962	357,933
Cash, cash equivalents and restricted cash at the beginning of period	3,176,406	3,363,296	527,775	2,612,743	3,366,072	528,210
Cash, cash equivalents and restricted cash at the end of period	3,366,072	5,647,034	886,143	3,366,072	5,647,034	886,143

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months					Three months				Three months
	Ended December 31, 2020					Ended December 31, 2021				Ended December 31, 2021
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Impairment loss on goodwill and intangible assets RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Impairment loss on goodwill and intangible assets US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(2,042,781)	17,694	4,242	—	(2,020,845)	(2,191,520)	—	3,393	(2,188,127)	(343,897)	—	532	(343,365)
Research and development	(327,295)	2,247	38,515	—	(286,533)	(316,024)	—	36,303	(279,721)	(49,591)	—	5,697	(43,894)
Sales and marketing	(697,722)	16,547	27,122	—	(654,053)	(659,604)	—	11,024	(648,580)	(103,506)	—	1,730	(101,776)
General and administrative	(222,191)	—	87,705	—	(134,486)	(165,257)	—	75,856	(89,401)	(25,932)	—	11,903	(14,029)
Impairment loss on goodwill and intangible assets	—	—	—	—	—	(4,397,012)	4,397,012	—	—	(689,987)	689,987	—	—

Cost and operating expenses	(3,289,989)	36,488	157,584	—	(3,095,917)	(7,729,417)	4,397,012	126,576	(3,205,829)	(1,212,913)	689,987	19,862	(503,064)
Income (loss) from operations	593,597	36,488	157,584	—	787,669	(4,016,630)	4,397,012	126,576	506,958	(630,295)	689,987	19,862	79,554
Net income (loss) attributable to Hello Group Inc.	651,450	36,488	157,584	(9,122)	836,400	(4,242,718)	4,397,012	126,576	280,870	(665,773)	689,987	19,862	44,076

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	Year					Year						Year
	Ended December 31, 2020					Ended December 31, 2021						Ended December 31, 2021
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share- based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Impairment loss on goodwill and intangible assets RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Impairment loss on goodwill and intangible assets US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(7,976,781)	73,740	18,449	—	(7,884,592)	(8,383,431)	—	51,853	17,941	—	(8,313,637)	(1,315,543)	—	8,137	2,815	—	(1,304,591)
Research and development	(1,167,677)	9,365	175,870	—	(982,442)	(1,131,781)	—	3,660	139,571	—	(988,550)	(177,601)	—	574	21,902	—	(155,125)
Sales and marketing	(2,813,922)	68,960	158,902	—	(2,586,060)	(2,604,309)	—	48,491	70,821	—	(2,484,997)	(408,673)	—	7,609	11,113	—	(389,951)
General and administrative	(763,150)	—	325,465	—	(437,685)	(624,700)	—	—	247,438	—	(377,262)	(98,029)	—	—	38,828	—	(59,201)
Impairment loss on goodwill and intangible assets	—	—	—	—	—	(4,397,012)	4,397,012	—	—	—	—	(689,987)	689,987	—	—	—	—

Cost and operating expenses	(12,721,530)	152,065	678,686	—	(11,890,779)	(17,141,233)	4,397,012	104,004	475,771	—	(12,164,446)	(2,689,833)	689,987	16,320	74,658	—	(1,908,868)
Income (loss) from operations	2,531,435	152,065	678,686	—	3,362,186	(2,389,567)	4,397,012	104,004	475,771	—	2,587,220	(374,975)	689,987	16,320	74,658	—	405,990
Net income (loss) attributable to Hello Group Inc.	2,103,484	152,065	678,686	(38,016)	2,896,219	(2,913,708)	4,397,012	104,004	475,771	(26,002)	2,037,077	(457,225)	689,987	16,320	74,658	(4,080)	319,660

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition.

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended December 31, 2021
	Momo	Tantan	QOOL	Unallocated[1]	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
Net revenues:				—
Live video service	1,947,958	200,827	—	—	2,148,785	337,191
Value-added service	1,239,351	236,382	—	—	1,475,733	231,575
Mobile marketing	25,369	—	—	—	25,369	3,981
Mobile games	19,294	—	—	—	19,294	3,028
Other services	3,667	—	1,381	—	5,048	792

Total net revenues	3,235,639	437,209	1,381	—	3,674,229	576,567
Cost and expenses (iii):
Cost of revenues	(1,962,718)	(228,290)	(512)	—	(2,191,520)	(343,897)
Research and development	(233,512)	(82,512)	—	—	(316,024)	(49,591)
Sales and marketing	(377,672)	(281,534)	(398)	—	(659,604)	(103,506)
General and administrative	(147,957)	(10,362)	(6,938)	—	(165,257)	(25,932)
Impairment loss on goodwill and intangible assets	—	—	—	(4,397,012)	(4,397,012)	(689,987)

Total cost and expenses	(2,721,859)	(602,698)	(7,848)	(4,397,012)	(7,729,417)	(1,212,913)
Other operating income	35,532	3,023	3	—	38,558	6,051

Income (loss) from operations	549,312	(162,466)	(6,464)	(4,397,012)	(4,016,630)	(630,295)
Interest income	99,399	139	35	—	99,573	15,625
Interest expense	(18,444)	—	—	—	(18,444)	(2,894)
Other gain or loss, net	2,000	—	—	—	2,000	314

Income (loss) before income tax and share of income on equity method investments	632,267	(162,327)	(6,429)	(4,397,012)	(3,933,501)	(617,250)
Income tax (expenses) benefits	(311,479)	14,988	—	—	(296,491)	(46,526)

Income (loss) before share of income on equity method investments	320,788	(147,339)	(6,429)	(4,397,012)	(4,229,992)	(663,776)
Share of loss on equity method investments	(14,045)	—	—	—	(14,045)	(2,204)

Net income (loss)	306,743	(147,339)	(6,429)	(4,397,012)	(4,244,037)	(665,980)

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months Ended December 31, 2021
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	2,729	664	—	3,393	532
Research and development	19,569	16,734	—	36,303	5,697
Sales and marketing	10,997	27	—	11,024	1,730
General and administrative	75,808	48	—	75,856	11,903

Total cost and expenses	109,103	17,473	—	126,576	19,862

[1]

The impairment loss on goodwill and intangible assets is presented as an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended December 31, 2021
	Momo RMB	Tantan RMB	QOOL RMB	Unallocated RMB	Total RMB	Total US$
Income (loss) from operations	549,312	(162,466)	(6,464)	(4,397,012)	(4,016,630)	(630,295)
Share-based compensation	109,103	17,473	—	—	126,576	19,862
Impairment loss on goodwill and intangible assets	—	—	—	4,397,012	4,397,012	689,987

Non-GAAP income (loss) from operations	658,415	(144,993)	(6,464)	—	506,958	79,554
Net income (loss)	306,743	(147,339)	(6,429)	(4,397,012)	(4,244,037)	(665,980)
Share-based compensation	109,103	17,473	—	—	126,576	19,862
Impairment loss on goodwill and intangible assets	—	—	—	4,397,012	4,397,012	689,987

Non-GAAP net income (loss)	415,846	(129,866)	(6,429)	—	279,551	43,869

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended December 31, 2020
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Net revenues:
Live video service	1,923,544	404,331	—	2,327,875	356,762
Value-added service	1,065,062	336,207	—	1,401,269	214,754
Mobile marketing	52,663	—	—	52,663	8,071
Mobile games	7,334	—	—	7,334	1,124
Other services	2,743	—	3,317	6,060	929

Total net revenues	3,051,346	740,538	3,317	3,795,201	581,640
Cost and expenses (iv):
Cost of revenues	(1,676,071)	(365,350)	(1,360)	(2,042,781)	(313,070)
Research and development	(243,555)	(83,740)	—	(327,295)	(50,160)
Sales and marketing	(361,115)	(336,558)	(49)	(697,722)	(106,931)
General and administrative	(202,831)	(11,891)	(7,469)	(222,191)	(34,052)

Total cost and expenses	(2,483,572)	(797,539)	(8,878)	(3,289,989)	(504,213)
Other operating income	83,110	3,945	1,330	88,385	13,546

Income (loss) from operations	650,884	(53,056)	(4,231)	593,597	90,973
Interest income	100,347	486	47	100,880	15,461
Interest expense	(19,047)	—	—	(19,047)	(2,919)
Other gain or loss, net	7,500	—	—	7,500	1,149

Income (loss) before income tax and share of income on equity method investments	739,684	(52,570)	(4,184)	682,930	104,664
Income tax (expenses) benefits	(7,565)	2,084	—	(5,481)	(840)

Income (loss) before share of income on equity method investments	732,119	(50,486)	(4,184)	677,449	103,824
Share of loss on equity method investments	(26,319)	—	—	(26,319)	(4,034)

Net income (loss)	705,800	(50,486)	(4,184)	651,130	99,790

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months Ended December 31, 2020
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	2,844	1,398	—	4,242	650
Research and development	31,946	6,569	—	38,515	5,903
Sales and marketing	21,452	5,670	—	27,122	4,157
General and administrative	84,706	644	2,355	87,705	13,441

Total cost and expenses	140,948	14,281	2,355	157,584	24,151

[2]

All translations from RMB to U.S. dollars are made at a rate of RMB6.525 to US$1.00, the effective noon buying rate for December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended December 31, 2020
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	650,884	(53,056)	(4,231)	593,597	90,973
Share-based compensation	140,948	14,281	2,355	157,584	24,151
Amortization of intangible assets from business acquisitions	—	36,488	—	36,488	5,592

Non-GAAP income (loss) from operations	791,832	(2,287)	(1,876)	787,669	120,716
Net income (loss)	705,800	(50,486)	(4,184)	651,130	99,790
Share-based compensation	140,948	14,281	2,355	157,584	24,151
Amortization of intangible assets from business acquisitions	—	36,488	—	36,488	5,592
Tax impacts	—	(9,122)	—	(9,122)	(1,398)

Non-GAAP net income (loss)	846,748	(8,839)	(1,829)	836,080	128,135

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Year Ended December 31, 2021
	Momo RMB	Tantan RMB	QOOL RMB	Unallocated RMB	Total RMB	Total US$
Net revenues:				—
Live video service	7,475,809	903,136	—	—	8,378,945	1,314,839
Value-added service	4,845,744	1,126,048	—	—	5,971,792	937,104
Mobile marketing	159,010	—	—	—	159,010	24,952
Mobile games	47,712	—	—	—	47,712	7,487
Other services	12,930	—	5,330	—	18,260	2,866

Total net revenues	12,541,205	2,029,184	5,330	—	14,575,719	2,287,248
Cost and expenses (v):
Cost of revenues	(7,301,048)	(1,044,852)	(37,531)	—	(8,383,431)	(1,315,543)
Research and development	(828,688)	(303,093)	—	—	(1,131,781)	(177,601)
Sales and marketing	(1,420,130)	(1,180,146)	(4,033)	—	(2,604,309)	(408,673)
General and administrative	(619,922)	18,401	(23,179)	—	(624,700)	(98,029)
Impairment loss on goodwill and intangible assets	—	—	—	(4,397,012)	(4,397,012)	(689,987)

Total cost and expenses	(10,169,788)	(2,509,690)	(64,743)	(4,397,012)	(17,141,233)	(2,689,833)
Other operating income	138,884	37,029	34	—	175,947	27,610

Income (loss) from operations	2,510,301	(443,477)	(59,379)	(4,397,012)	(2,389,567)	(374,975)
Interest income	383,028	1,091	160	—	384,279	60,302
Interest expense	(73,776)	—	—	—	(73,776)	(11,577)
Other gain or loss, net	(16,000)	—	—	—	(16,000)	(2,511)

Income (loss) before income tax and share of income on equity method investments	2,803,553	(442,386)	(59,219)	(4,397,012)	(2,095,064)	(328,761)
Income tax (expenses) benefits	(844,987)	22,431	—	—	(822,556)	(129,077)

Income (loss) before share of income on equity method investments	1,958,566	(419,955)	(59,219)	(4,397,012)	(2,917,620)	(457,838)
Share of loss on equity method investments	(8,084)	—	—	—	(8,084)	(1,269)

Net income (loss)	1,950,482	(419,955)	(59,219)	(4,397,012)	(2,925,704)	(459,107)

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31, 2021
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	10,541	7,400	—	17,941	2,815
Research and development	97,828	41,743	—	139,571	21,902
Sales and marketing	48,154	22,667	—	70,821	11,113
General and administrative	314,216	(66,778)	—	247,438	38,828

Total cost and expenses	470,739	5,032	—	475,771	74,658

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year Ended December 31, 2021
	Momo RMB	Tantan RMB	QOOL RMB	Unallocated RMB	Total RMB	Total US$
Income (loss) from operations	2,510,301	(443,477)	(59,379)	(4,397,012)	(2,389,567)	(374,975)
Share-based compensation	470,739	5,032	—	—	475,771	74,658
Impairment loss on goodwill and intangible assets	—	—	—	4,397,012	4,397,012	689,987
Amortization of intangible assets from business acquisitions	—	104,004	—	—	104,004	16,320

Non-GAAP income (loss) from operations	2,981,040	(334,441)	(59,379)	—	2,587,220	405,990
Net income (loss)	1,950,482	(419,955)	(59,219)	(4,397,012)	(2,925,704)	(459,107)
Share-based compensation	470,739	5,032	—	—	475,771	74,658
Impairment loss on goodwill and intangible assets	—	—	—	4,397,012	4,397,012	689,987
Amortization of intangible assets from business acquisitions	—	104,004	—	—	104,004	16,320
Tax impacts	—	(26,002)	—	—	(26,002)	(4,080)

Non-GAAP net income (loss)	2,421,221	(336,921)	(59,219)	—	2,025,081	317,778

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Year
	Ended December 31, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	8,638,810	998,769	—	9,637,579	1,477,024
Value-added service	3,742,637	1,369,545	—	5,112,182	783,476
Mobile marketing	198,197	—	—	198,197	30,375
Mobile games	39,564	—	—	39,564	6,063
Other services	11,911	—	24,755	36,666	5,620

Total net revenues	12,631,119	2,368,314	24,755	15,024,188	2,302,558
Cost and expenses (vi):
Cost of revenues	(6,865,836)	(1,088,816)	(22,129)	(7,976,781)	(1,222,495)
Research and development	(844,826)	(322,851)		(1,167,677)	(178,954)
Sales and marketing	(1,454,123)	(1,359,709)	(90)	(2,813,922)	(431,252)
General and administrative	(664,458)	(73,019)	(25,673)	(763,150)	(116,958)

Total cost and expenses	(9,829,243)	(2,844,395)	(47,892)	(12,721,530)	(1,949,659)
Other operating income	223,312	3,945	1,520	228,777	35,062

Income (loss) from operations	3,025,188	(472,136)	(21,617)	2,531,435	387,961
Interest income	440,878	3,353	240	444,471	68,118
Interest expense	(78,872)	—	—	(78,872)	(12,088)
Other gain or loss, net	1,500	—	—	1,500	230

Income (loss) before income tax and share of income on equity method investments	3,388,694	(468,783)	(21,377)	2,898,534	444,221
Income tax (expenses) benefits	(770,333)	14,713	—	(755,620)	(115,804)

Income (loss) before share of income on equity method investments	2,618,361	(454,070)	(21,377)	2,142,914	328,417
Share of loss on equity method investments	(42,522)	—	—	(42,522)	(6,517)

Net income (loss)	2,575,839	(454,070)	(21,377)	2,100,392	321,900

(vi)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Year
	Ended December 31, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	15,189	3,260	—	18,449	2,827
Research and development	127,714	48,156	—	175,870	26,953
Sales and marketing	142,908	15,994	—	158,902	24,353
General and administrative	292,356	22,882	10,227	325,465	49,880

Total cost and expenses	578,167	90,292	10,227	678,686	104,013

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year
	Ended December 31, 2020
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	3,025,188	(472,136)	(21,617)	2,531,435	387,961
Share-based compensation	578,167	90,292	10,227	678,686	104,013
Amortization of intangible assets from business acquisitions	—	152,065	—	152,065	23,305

Non-GAAP income (loss) from operations	3,603,355	(229,779)	(11,390)	3,362,186	515,279
Net income (loss)	2,575,839	(454,070)	(21,377)	2,100,392	321,900
Share-based compensation	578,167	90,292	10,227	678,686	104,013
Amortization of intangible assets from business acquisitions	—	152,065	—	152,065	23,305
Tax impacts	—	(38,016)	—	(38,016)	(5,826)

Non-GAAP net income (loss)	3,154,006	(249,729)	(11,150)	2,893,127	443,392